Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available in the Charter Resource Center on Charter’s website.

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LEARN MORE ABOUT NEW CHARTER
FACTS ABOUT THE CHARTER MERGER
On June 25, Charter Communications, Inc., Time Warner Cable Inc., Bright House Networks LLC, and Advance/Newhouse Partnership filed a public interest statement seeking the FCC’s approval of license transfers arising from Charter’s proposed merger with Time Warner Cable (TWC) and acquisition of Bright House Networks (BHN). The merger will result in the creation of New Charter - an advanced, growth-oriented broadband cable company that will combine the best of the three companies for the benefit of consumers. New Charter will have the resources to extend Charter’s existing pro-customer and pro-broadband business model throughout its new service area and build upon Time Warner Cable’s operating momentum and diversity initiatives as well as Bright House Network’s highly regarded customer service expertise.
Time Warner Cable and Bright House Network customers will benefit from Charter’s pro-customer and pro-broadband model: faster Internet for online video, affordable prices, transparent billing and commitment to American jobs.

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Faster speeds. Charter’s slowest broadband tier is 60 Mbps, which enhances the ability of several people in the same house to watch streaming high-definition video at the same time. We will offer this fast, minimum broadband speed (60 Mbps) to TWC and BHN customers. Additionally, New Charter will expand TWC’s and BHN’s highly advanced 300 Mbps service.

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Affordable, unlimited broadband. New Charter will price its new 60 Mbps entry level speeds based on Charter’s current model, which is less expensive for consumers than Time Warner Cable’s and Bright House Networks’ comparable offerings. It features straightforward, nationally uniform pricing with no data caps, no usage-based pricing, no modem fees, no early termination fees, and does not pass on federal or state Universal Service Fund (USF) fees to customers.

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Committed to Net Neutrality. Consistent with its commitment to delivering superior broadband designed for online video and data-hungry apps, Charter has long practiced network neutrality and consistently invested in interconnection capacity to avoid network congestion. Indeed, we commit to go further than the FCC’s Order by agreeing not to impose data caps or engage in usage-based billing.

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Investing in customer care. Recognizing the negative view that many Americans have of cable customer service, we are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint.  Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of people to improve our customer care services. As part of our effort, New Charter will also return

TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

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A quicker rollout of advanced technology. While Charter is almost 100% digital today, TWC and BHN are not all of the way there. We will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

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New Charter customers will transition to Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

As proof of its intention to continue pro-consumer strategies, New Charter is making legally enforceable commitments that put consumers first.

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New Charter will continue to commit to a free and open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	New Charter will continue to engage in reasonable and non-discriminatory interconnection and submit any interconnection disputes to the FCC for resolutions on a case-by-case basis.

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New Charter will continue to create thousands of U.S.-based jobs by hiring for customer service call centers and field technician operations located throughout the country and returning TWC call center jobs to the U.S.

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New Charter will make comprehensive and significant investments in its broadband network. The company will transition TWC and BHN cables systems to all-digital networks, enabling consumers to take advantage of at least 60 Mbps download speeds and enjoy more High Definition and video on demand options.

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New Charter will broaden access to broadband by building upon BHN’s broadband program for low-income consumers. New Charter will enrich BHN’s program by raising speeds and expanding eligibility while still offering a discounted price, and will expand the program across the New Charter footprint.

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New Charter will recognize the vital importance of promoting diversity and inclusion strongly rooted in the communities it serves. New Charter will expand TWC’s commitment to diversity and inclusion in governance, employment practices, procurement and community partnerships.

•	New Charter will invest significantly in both in-home and out-of-home WiFi. New Charter will increase competition in the mobile data market by deploying over 300,000 out-of-home WiFi access points.

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New Charter will build out one million line extensions of our networks into residential areas within our footprint beyond where we currently operate. These new facilities will help provide high-speed service to rural and other underserved areas.

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New Charter will invest at least $2.5 billion in the build-out of networks into commercial areas within our footprint beyond where we currently operate. This will create additional, much-needed competition in the commercial sector.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

SUPERIOR CUSTOMER EXPERIENCE
Recognizing the negative view that many Americans have of cable customer service, New Charter will focus on improving customer service and will leverage the transaction to better our relationships with our customers across our footprint.

AMERICAN JOBS
New Charter will continue to create thousands of U.S.-based jobs by hiring for customer service call centers and field technician operations located throughout the country and returning TWC call center jobs to the U.S.

FREE & OPEN INTERNET
New Charter will continue to commit to a free and open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

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